UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

UBS E-Tracs Alerian MLP Infrastructure Index
(Name of Issuer)
Common Shares
(Title of Class of Securities)
902641646
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fifth Third Bancorp. IRS Identification Number 31-0854434
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,505,482
	6	SHARED VOTING POWER 100,162
	7	SOLE DISPOSITIVE POWER 6,369,360
	8	SHARED DISPOSITIVE POWER 291,538
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,669,365
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.56%
12	TYPE OF REPORTING PERSON (See Instructions) HC

13G	Page 3 of 6

Item 1.

	(a)	Name of Issuer:

UBS E-Tracs Alerian MLP Infrastructure Index

	(b)	Address of Issuer’s Principal Executive Offices:

UBS AG
Bahnhofstrasse 45
P.O. Box
CH-8098
Zurich, Switzerland

Item 2.

	(a)	Name of Person Filing:

Fifth Third Bancorp.

	(b)	Address of Principal Business Office, or if None, Residence:

Fifth Third Center, Cincinnati, Ohio 45263

	(c)	Citizenship:

Ohio

	(d)	Title of Class of Securities:

Mutual Fund Holdings

	(e)	CUSIP Number:

902641646

13G	Page 4 of 6

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.		Ownership.

		a. Amount beneficially owned:	6,669,365

		b. Percent of class	16.56%

c. Number of shares as to which such person has:

		a. Sole power to vote or to direct the vote:	6,505,482

		b. Shared power to vote or to direct the vote:	100,162

		c. Sole power to dispose or to direct the disposition of:	6,369,360

		d. Shared power to dispose or to direct the disposition of:	291,538

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

The securities covered by this Schedule are held in trust, agency or custodial capacities by Fifth Third Bank. These trust, agency or custodial accounts receive the dividends from, or the proceeds from the sale of, such securities.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

		Subsidiary	Item 3 Classification
		Fifth Third Bank – an Ohio Banking Corporation	Bank

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Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

FIFTH THIRD BANCORP

/s/ Richard W. Holmes, Jr.
By:	Richard W. Holmes Jr.
Its:	Counsel